
SEC MAIL
DEC 2 8 2005
WASH. D.C.



05044937

SECU... ...SSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-23395

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/1/04 (MM/DD/YY) AND ENDING 10/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TD Waterhouse Investor Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Wall Street
(No. and Street)

New York (City) NY (State) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul Guaneri 212-908-7310
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICEWATERHOUSE COOPERS LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 03 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*



SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Paul Guaneri, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TD Waterhouse Investor Services, Inc., as of October 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer
Title

Notary Public

CAMERON IRAJ
Notary Public, State of New York
No. 02IR5078351
Qualified in Westchester County
Commission Expires May 27, 2007

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TD Waterhouse Investor Services, Inc.

Consolidated Statement of Financial Condition

October 31, 2005



PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors
and Stockholder of
TD Waterhouse Investor Services, Inc.

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the financial position of TD Waterhouse Investor Services, Inc. at October 31, 2005 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

December 22, 2005

TD Waterhouse Investor Services, Inc.
Consolidated Statement of Financial Condition
October 31, 2005
(In thousands)

Assets		
Cash		$ 1,834
Securities owned, at market value		
U.S. government and agency obligations	$ 146,127	
Corporate stocks	1,578	
		147,705
Receivable from affiliated clearing broker		21,818
Receivable from affiliates		6,101
Furniture, equipment and leasehold improvements, at cost, less accumulated depreciation and amortization of $53,943		61,481
Capitalized software, at cost, less accumulated amortization of $45,670		25,620
Membership in exchange, at cost (market value $2,600)		620
Other assets		20,632
Total assets		$ 285,811
Liabilities and stockholder's equity		
Liabilities		
Bank loan payable		$ 131
Securities sold, not yet purchased, at market value		1,444
Payable to affiliates		5,972
Compensation payable		32,158
Accounts payable, accrued expenses and other liabilities		70,522
		110,227
Commitments and contingent liabilities (Notes 4 and 8)		
Stockholder's equity		175,584
Total liabilities and stockholder's equity		$ 285,811

The accompanying notes are an integral part of this consolidated financial statement.

1. Organization and Significant Accounting Policies

TD Waterhouse Investor Services, Inc. (the "Company"), is a securities brokerage firm registered with the Securities and Exchange Commission (the "SEC") and is a member firm of the New York Stock Exchange, Inc. (the "NYSE"). The Company's primary business is providing discount brokerage and mutual fund services to individual investors. The Company is a wholly owned subsidiary of TD Waterhouse Group, Inc. (the "Parent"). The Parent is a wholly owned subsidiary of The Toronto-Dominion Bank ("TD Bank").

On June 22, 2005, TD Bank entered into an agreement of Sale and Purchase (the "Purchase Agreement") with Ameritrade Holding Corporation (Ameritrade), pursuant to which Ameritrade agreed to purchase from TD Bank all of the capital stock of the Parent. The transaction is expected to close during January 2006, subject to Ameritrade shareholders' approval.

Securities owned, and securities sold, not yet purchased are recorded at market value based on quoted market prices.

Customer's securities transactions are recorded on a settlement date basis.

Depreciation of furniture and equipment is provided on a straight-line basis generally using estimated useful lives of two to five years. Leasehold improvements are amortized on a straight-line basis over the lesser of the lease terms or their estimated useful lives.

In accordance with Accounting Standards Executive Committee (AcSEC) Statement of Position 98-1, *Accounting for the Costs of Computer Software Developed or Obtained for Internal Use,* the Company capitalizes certain costs incurred for the development of internal use software. These costs include the costs associated with coding, software configuration, upgrades and enhancements. Amortization is provided on a straight-line basis generally using estimated useful lives of 2 to 5 years. At October 31, 2005, these capitalized costs had a book value of $25,620, net of $45,670 of accumulated amortization.

The membership in exchange is carried at cost or, if an other than temporary impairment in value has occurred, at a value that reflects management's estimate of the impairment.

Management estimates that the carrying value of financial instruments recognized on the statement of financial condition (including receivables, payables and borrowings) approximates their fair value, as such financial instruments are either reported at market value, are short term in nature or bear interest at current market rates.

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The consolidated statement of financial condition includes the accounts of the Company and its wholly owned subsidiary. All inter-company transactions have been eliminated in consolidation.

(In thousands)

2. Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements comprise the following:

Computer equipment	$ 19,934
Communications equipment	10,164
Furniture and fixtures	10,253
Leasehold improvements	73,020
Office equipment	2,053
	115,424
Less: accumulated depreciation and amortization	(53,943)
	$ 61,481

3. Related Party Transactions

Transactions with affiliated clearing broker

The Company clears its customers' securities transactions through an affiliated clearing broker on a fully disclosed basis.

The affiliated clearing broker shares with the Company, a portion of the net interest spread that it earns on customer accounts introduced by the Company.

The affiliated clearing broker is responsible for collecting commissions and related fees from customers and generally remits such amounts, net of clearing fees charged, to the Company within thirty days. The net amount receivable from the affiliated clearing broker of $21,818 at October 31, 2005 represents the net of the current month's activity, including advances of commissions from the affiliated clearing broker during the month.

Other transactions

The Company earns fees from certain affiliated investment advisor for services provided.

The Company earns fees from an affiliated bank for the provision of marketing, support and asset management services for the FDIC insured money market account.

The Company earns certain fees from mutual funds managed by an affiliated investment advisor for services provided.

The Company reimburses TD Bank for expenses that are paid on its behalf.

The Company pays an affiliated bank for the provision of asset management services for the FDIC insured money market account.

The Company pays an affiliate for management services.

(In thousands)

The Company and an affiliated clearing broker equally share marketing expenses. As of October 31, 2005, all amounts due from the affiliated clearing broker for marketing expenses pursuant to the agreement were paid.

Prior to July 1, 2004, the Parent maintained separate profit sharing and 401 (k) plans. The Parent's Profit Sharing Plan (the "Profit Sharing Plan"), which became effective October 16, 1996, is a defined contribution retirement plan sponsored by the Parent and is generally available to all U.S. employees of the Company. The Profit Sharing Plan was an amendment, restatement and continuation of The Waterhouse Investor Services, Inc. Employee Stock Ownership Plan which was in effect immediately prior to October 16, 1996. Effective July 1, 2004, the Parent merged its Profit Sharing Plan into its 401 (k) plan, and the resulting plan was amended, restated and continued as the TD Waterhouse 401 (k) Profit Sharing Plan (the "Plan").

The Parent also has restricted share unit plans offered to certain employees. Restricted share units are phantom share units with a value equivalent to the Toronto Stock Exchange closing price of TD Bank common shares on the day before the award issuance. These awards vest and mature on the third or fourth anniversary of the award date at the average of the high and low prices for the 20 trading days preceding the redemption date. The redemption value, after withholdings, is paid in cash. Under these plans participants are granted phantom share units equivalent to TD Bank's common stock that are cliff vested over three or four years. TD Bank administers the plans for the grants that were awarded for year 2000 and 2001 and the Parent administers its own plans for grants that were awarded subsequent to 2001. The Parent allocates the cost to the Company on a quarterly basis. The approximate number of units outstanding under all the plans including unvested units at October 31, 2005 is 463,313 with an approximate value of $21,655.

The Parent also has share unit plans that are offered to certain employees. Under these plans participants are granted units of stock appreciation rights (SAR's) equivalent to TD Bank's common stock that generally vest over four years. At the maturity date, the participant receives cash representing the appreciated value of the units between the grant date and the redemption date. A liability is established by the Company related to the share units awarded and an incentive compensation expense is recognized in the consolidated statement of operations over the vesting period. The number of phantom shares outstanding under this plan at October 31, 2005 is 543,180 with an approximate value of $25,388.

4. Commitments and Contingent Liabilities

The Company leases office space under non-cancelable operating leases extending for periods in excess of one year, expiring through 2021. The Company also sublets office space under non-cancelable subleases. Future minimum rental commitments under such leases and subleases are as follows:

(In thousands)

	Leases	Subleases
Year ending October 31,		
2006	$ 31,166	$ 3,446
2007	30,061	3,525
2008	28,570	3,423
2009	24,768	2,961
2010	22,273	2,763
Thereafter	94,405	46
	$ 231,243	$ 16,164

During May 31, 2005, an agreement was reached between an affiliated clearing broker and Automatic Data Processing ("ADP") to outsource clearing, custody, and related functions, such as cashiering, margin, mutual funds processing, asset transfer services, new account services, and retirement and educational savings plans to ADP. The Company is obligated under a non-cancelable lease for office space used by ADP. As ADP has formally assumed this lease obligation, the Company's obligations under such lease, which approximate $1.7 million per year through 2007, have been excluded from the table above.

In the normal course of conducting its securities business, the Company has been named as a defendant in certain lawsuits, claims and legal actions. In the opinion of management, after consultation with outside legal counsel, the ultimate outcome of pending litigation and inquiries will not have a material adverse effect on the financial condition or results of operations of the Company.

5. Net Capital Requirements

As a registered broker-dealer and a NYSE member, the Company is subject to the SEC's Uniform Net Capital Rule (the "Rule") which requires the maintenance of minimum net capital. The Company has elected to use the basic method, permitted by the Rule, which requires that the Company maintain minimum net capital equal to the greater of $250 or 6 2/3% of aggregate indebtedness.

At October 31, 2005, the Company had net capital of $54,571, which was $47,328 in excess of required net capital.

6. Foreign Currency Translation

Assets and liabilities of international subsidiaries are translated based on the end-of-period exchange rates from local currency to U.S. dollars. Results of operations are translated at the average exchange rates in effect during the period.

7. Income Taxes

The Company files a consolidated Federal income tax return with the Parent. The consolidated tax expense is allocated between the Parent, the Company and its affiliates based on their respective contributions to consolidated taxable income.

The Company is subject to a tax allocation agreement entered into with and among its Parent and related affiliates. Such agreement requires the Company to pay the Parent payments in lieu of tax at a rate equal to the effective tax rate of the consolidated group as applied to its income before Federal, state and local income taxes.

The Parent requires payment from the Company on a current basis for deferred tax liabilities and reimburses the Company on a current basis for deferred tax assets. As of October 31, 2005, all amounts due to or from the Parent for income taxes, including deferred taxes, pursuant to the agreement were paid or included in payable to Parent on the consolidated statement of financial condition.

8. Financial Instruments with Off-Balance Sheet Risk and Concentrations of Credit Risk

The Company has a nationwide retail customer base. In the normal course of business, securities transactions for brokerage customers are introduced by the Company and cleared through an affiliated clearing broker on a fully disclosed basis. The Company engages in various brokerage activities with counterparties. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. Pursuant to an agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for unsecured losses that result from a customer's failure to complete such transactions. The Company's liability under these arrangements is not quantifiable and could exceed any cash deposit made by a client. However, the potential for the Company to be required to make payments under these arrangements is remote due to the contractual capital requirements associated with clients' activity and the regular review of clients' capital. Accordingly, no liability is carried in the statement of financial condition for these transactions.

Securities sold, but not yet purchased represent obligations of the Company to deliver the specified security at the contracted price and thereby create a liability to repurchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance-sheet risk, as the Company's ultimate obligation to satisfy the sale of securities sold, but not yet purchased may exceed the amount recognized in the consolidated statement of financial condition. Securities positions are monitored on a daily basis.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties, which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.